

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 8, 2006

Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

> **Re: Gran Tierra Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 21, 2006**
> **File No. 333-132352**
>
> **Form 10-KSB/A for the fiscal year ended December 31, 2005**
> **Filed July 18, 2006**
> **File No. 333-111656**

Dear Mr. Coffield:

We have reviewed your amended Form 10-KSB, filed in response to our comment letter dated May 10, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A1 Filed April 21, 2006

General

1.   We note from your response to prior comment 9 in our letter dated May 10, 2006 that you will defer filing an amendment to your registration statement until you resolve uncertainties surrounding your previously announced plans to acquire various entities. Although you state that you will file any required financial statements for acquired businesses, please understand the requirement for purposes of the registration statement also extends to businesses to be acquired, prior to acquisition, when probable. In all instances that you have filed Form 8-Ks announcing agreements to acquire businesses that you believe are not sufficiently certain to be considered probable of occurring, you should promptly amend those filings to clarify your views as they presently stand.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

Financial Statements, page 20

General

2.   We note your response to prior comment 24 in our letter dated May 10, 2006 in which you explain that you did not acquire substantially all the assets of Don Won Corporation. Please tell us what percent of the net assets, revenues and related results of operations and cash flows of Don Won Corporation you obtained when you acquired the 14 percent interest in the Palmar Largo joint venture and the 50 percent interests in the Nacatimbay and Ipaguazu concessions.

        We continue to believe complete financial statements of the predecessor entity are necessary to satisfy the requirements of Item 310(c) of Regulation S-B; therefore, if you acquired only a component of the business of Don Won Corporation, you should present financial statements of the acquired component. These carve out financial statements should be prepared in accordance with the guidance provided at SAB Topic 1:B:1 and should include a complete balance sheet, income statement and statement of cash flows.

        As previously indicated, the accommodation for presenting Statements of Gross Revenues and Direct Lease Operating expenses in lieu of presenting complete financial statements is not generally extended to situations calling for the financial statements of a predecessor entity.

Note 1 – Description of Business and Going Concern, page 26

3.   We note your response to prior comment 28 in our letter dated May 10, 2006 in which you explain that you had a statutory right to acquire the remaining shares of Gran Tierra Canada on the same terms and conditions as the initial share exchange. However, you did not tell us why you did not account for the purchase of the remaining shares of Gran Tierra Canada as an acquisition of a minority interest. Please explain to us why you did not account for the acquisition of this non-controlling interest under the purchase method in accordance with paragraph 14 of SFAS 141.

Note 3 – Capital Assets, page 33

4.   We have read your response to prior comment 31 in our letter dated May 10, 2006 in which you explain that the materials and supplies included in capital assets will be used in drilling capital projects. However, in your response to prior comment 61 in our letter dated April 7, 2006 you state that the materials and supplies will be used for oil and gas production.

We do not object to your current presentation to the extent these materials, when put to use, will be classified as a long-term asset. However, if your intent is to use these materials in the production of oil and gas, and you will charge the cost of the materials to expense as incurred, these costs should be classified as either inventory or prepaid costs on your balance sheet.

Please disclose how you intend to use the costs you have classified as materials and supplies in your oil and gas operations; and modify your presentation if necessary to comply with the guidance above.

Note 4 – Share Capital, page 34

Share capital, page 34

5.   We understand from your response to prior comments 28 and 32 in our letter dated May 10, 2006, that the holders of the exchangeable shares have the same rights and preference as holders of the common shares. Please disclose this information, if true.

Warrants, page 34

6.   We note that you recently completed a private placement of 50,000,000 units, each consisting of one share of common stock and one warrant to purchase one-half share of common stock. We also note that these units are subject to

registration rights agreements which require you to register the shares of common stock and shares of common stock underlying the warrants.

It is our understanding that you will be liable for significant penalties in the event the registration statement is not effective by a certain date, or if you fail to maintain the effectiveness of the registration statement for a specified period of time. In addition, we note the holders of the units may exercise all or any part of the warrants in a cashless exercise. Terms such as these typically result in the warrants being treated as a derivative liability under the guidance of EITF 00-19 and SFAS 133.

Please explain to us how you intend to report and account for the warrants, with reference to the specific passages within this guidance that you believe would be applicable in your situation. Please ensure that you address how the cashless exercise feature and the significant penalties will impact your accounting treatment.

 Closing Comments

As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have any questions regarding the engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Jason H. Scott, Esq.